# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001378830
Persons authorized to receive notices and communications: Sujal Patel, 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102, 206-333-2001; Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, 650-493-9300

## Reporting persons
- Sujal Patel (CIK 0001378830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 19,435,930; shared voting power 1,814,035; sole dispositive power 19,435,930; shared dispositive power 1,814,035; aggregate amount beneficially owned 21,249,965 (16.3% of the class)
  Comment: Items 7, 9, and 11 above consists of 10,366,721 shares of Common Stock directly owned by Sujal Patel, 5,280,476 shares of Common Stock directly owned by PFV I, LLC ("PFV") and a total of 3,788,733 shares of Common Stock issuable upon exercise of options. Of such options to purchase shares, 2,326,231 shares shall be vested and exercisable within 60 days of March 2, 2026. Mr. Patel has sole voting and dispositive power over the shares held by PFV and is the manager of PFV.
  
  Items 8, 10, and 11 above consists of 1,814,035 shares of Common Stock directly owned by the Sujal Patel 2020 Children's Trust, u/a/d December 3, 2020 (the "Patel Trust"). Mr. Patel and his spouse share voting and dispositive power over the shares held by the Patel Trust and each of Mr. Patel and his spouse is a trustee of the Patel Trust.
  
  Item 13 above is based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Mr. Patel by (b) the sum of (i) 126,564,473 shares of Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 26, 2026, and (ii) the 3,788,733 shares of Common Stock issuable upon exercise of options held by Mr. Patel. The aggregate number of shares of Common Stock beneficially owned by Mr. Patel as set forth in clauses "(a)" and "(b)" of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Mr. Patel.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on June 16, 2021, as amended by Amendment No. 1 filed on March 1, 2023, and by Amendment No. 2 filed on March 5, 2025 (the "Schedule 13D") by Sujal Patel (the "Reporting Person") relating to the Common Stock of Nautilus Biotechnology, Inc. (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 21,249,965 shares of Common Stock, or 16.3% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 126,564,473 shares of Common Stock outstanding as of February 19, 2026 plus 3,788,733 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

2,326,231 of the Reporting Person's options to purchase shares of Common Stock are exercisable within 60 days of March 2, 2026. The unvested options to purchase shares of Common Stock vest over time subject to the Reporting Person's continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, the Reporting Person's employment with the Issuer is terminated either (x) by the Issuer without cause, and excluding by reason of the Reporting Person's death or disability or (y) by the Reporting Person for good reason, then 100% of any unvested shares shall immediately vest.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person and the Reporting Person's spouse share voting and dispositive power with respect to 1,814,035 shares of Common Stock owned by the Patel Trust. The Reporting Person has sole voting and dispositive power with respect to 15,647,197 shares of Common Stock and options to purchase 3,788,733 shares of Common Stock.
Transactions in the class effected during the past sixty days: On March 2, 2026, the Reporting Person was granted an option to purchase 650,000 shares of the Issuer's Common Stock. On March 4, 2026 the Reporting Person purchased 25,000 shares of the Issuer's Common Stock on the open market. Except for such option grant and such share purchase, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

## Signatures
- Sujal Patel: /s/ Matthew Murphy, Matthew Murphy/Attorney-in-fact (03/04/2026)